

December 27, 2012

<u>Via E-mail</u>
Robert B. Ladd, CEO
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528

> **Re:** **MGT Capital Investments, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 30, 2012**
> **File No. 333-185214**

Dear Mr. Ladd:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate. We refer to the registration statement on Form S-3 (File No. 333-182298) which was declared effective on September 25, 2012. Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

<u>Selling Security Holders, page 10</u>

2.   With respect to the shares to be offered for resale by Hudson Bay Master Fund, Ltd, please revise footnote 11 to state, if true, that Mr. Gerber exercises the voting and dispositive powers over the shares. Refer to Interpretation 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Undertakings, page 19

3.   Please provide all the appropriate undertakings required by Item 512 of Regulation S-K. It appears that Rule 430C of the Securities Act may be applicable and the undertaking in Item 512(a)(5)(ii) of Regulation S-K should be included. Further, advise why you have included the undertakings required by subsections (a)(5)(i), (a)(6) and (j) of Item 512.

Signatures

4.   The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-3.

Exhibit 5.1

5.   Please specify the amount of common stock being offered by the selling shareholders in the third paragraph of the legal opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Robert B. Ladd
MGT Capital Investments, Inc.
December 27, 2012
Page 3

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Arthur Marcus, Esq.
        Sichenzia Ross Friedman Ference LLP